Exhibit 99.1

YXT.com Regains Compliance with Nasdaq Minimum Bid Price Requirement

SUZHOU, China — July 31, 2026 — YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a provider of AI-enabled enterprise productivity solutions, today announced that it had received a notification letter (the “Compliance Notification”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated July 30, 2026, notifying the Company that it has regained compliance with the minimum bid price of US$1.00 per share requirement set forth under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As announced on January 28, 2026, YXT.com was notified by Nasdaq that the Company was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American depositary shares (“ADSs”) was below US$1.00 per share for 30 consecutive business days. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s ADSs needs to be at least $1.00 for a minimum of 10 consecutive business days.

As part of its efforts to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing Class A ordinary shares from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares. The change became effective on July 14, 2026.

On July 30, 2026, Nasdaq confirmed in the Compliance Notification that the closing bid price of the Company’s ADSs has been at $1.00 per share or greater for the ten consecutive business days from July 16, 2026 through July 29, 2026. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is now closed.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to “Empower people and organization development through technology,” the Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Contact

Investor Relations

YXT.com

E-mail: IR@radnova.com

Serena Huang

Octans Capital Group

E-mail: yxt.ir@octanscap.com

Tel: +86-10-6580-0653